ALGONQUIN POWER & UTILITIES CORP.
BY-LAW NO. 6
A by-law relating generally to the holding of meetings of shareholders of ALGONQUIN POWER & UTILITIES CORP. by telephonic or electronic means.
BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of ALGONQUIN POWER & UTILITIES CORP. (hereinafter called the “Corporation”) as follows:
Article 1
DEFINITIONS

1.1	In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:

(a)
“Act” means the Canada Business Corporations Act, R.S.C. 1985, c. 44, as from time to time amended, and every statute that may be substituted therefor and, in the case of such amendment or substitution, any reference in the by-laws of the Corporation shall be read as referring to the amended or substituted provisions;

(b)	“board” means the board of directors of the Corporation;

(c)	“by-laws” means this by-law and any other by-laws of the Corporation as amended and which are, from time to time, in force and effect;

(d)	“person” has the meaning given to it in the Act;

(e)	all terms contained in the by-laws which are defined in the Act shall have the meanings given to such terms in the Act;

(f)	words importing the singular number only shall include the plural and vice versa; words importing the masculine gender shall include the feminine and neuter genders; and

(g)
the headings used in the by-laws are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.

ARTICLE 2
MEETING BY TELEPHONIC OR ELECTRONIC MEANS

2.1
Meetings Held by Electronic Means. Any person entitled to attend a meeting of shareholders may participate in the meeting in accordance with the Act by means of a telephonic, electronic or other communication facility made available by the Corporation, in its discretion, that permits all participants to communicate adequately with each other during the meeting and a person participating in a meeting by such means is deemed to be present at the meeting. A meeting of shareholders called by either the directors or the shareholders may be held entirely by means of such a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting if the directors or shareholders calling the meeting so determine.

ARTICLE 3

3.1
Voting by Electronic Means. Subject to compliance with the Act and the board’s discretion, any vote at a meeting of shareholders may be taken in whole or in part by means of a telephonic, electronic or other communication facility that the Corporation, in its discretion, has made available for that purpose.

The foregoing by-law was made by the directors of the Corporation on the 25th day of March, 2020.

(signed) George Trisic
Corporate Secretary